Filed by Lynx Therapeutics, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Solexa Limited
Commission File No.: 000-22570

     On September 28, 2004, Lynx Therapeutics, Inc. and Solexa Limited issued the following joint press release:

CONTACTS:

Solexa, Ltd In USA: John West, CEO Tel : (650) 926-0604 Email: John.West@solexa.com	Lynx Therapeutics, Inc. Kevin P. Corcoran President and Chief Executive Officer 510/670-9300

In Europe : Simon Bennett Business Devt. Director Tel : +44 (0)1799 532 300 Email : Simon.Bennett@solexa.com

Press Contact:	Investor Contact:
Northbank Communications Sue Charles, CEO Tel : +44 (0)20 7886 8152 s.charles@northbankcommunications.com	Lippert/Heilshorn & Associates Jody Cain (jcain@lhai.com) Bruce Voss (bvoss@lhai.com) 310/691-7100

SEPTEMBER 28, 2004

SOLEXA & LYNX MERGE TO CREATE FUTURE-SEQUENCING POWERHOUSE

Companies Announce Signing of Definitive Agreement and Plan 2005 Product Release

Conference Call and Webcast Scheduled Wednesday, September 29, at 1:00 p.m. PT

Cambridge, England & Hayward, Calif. (September 28, 2004) - Solexa Limited and Lynx Therapeutics, Inc. (Nasdaq: LYNX) today announced the signing of a definitive agreement providing for the combination of the two companies. The combination is expected to build a leading company in the area of future DNA sequencing technologies. Together the companies have more than 120 employees and dozens of issued patents directly owned or already licensed. Next generation DNA sequencing is expected to be based on molecular arrays and the two companies have each been advancing toward this target for more than five years. By combining technologies, intellectual property and highly experienced staffs, the companies expect to accelerate development with the goal of releasing their first commercial instrument system in 2005. This system is expected to substantially advance the pursuit of whole genome re-sequencing and of gene expression measurement by sequencing. These capabilities will be marketed in the near term to various research institutions, a group that already spends more than $1 billion annually on DNA sequencing and gene expression. In the longer term the technologies also have the potential to transform the world of genetic diagnostics, by making whole genome sequencing a universal medical baseline.

In the transaction, Lynx will issue up to 29.5 million shares in exchange for all of the outstanding shares of Solexa capital stock and all options to purchase shares of Solexa capital stock. The companies anticipate that the transaction will be completed in late 2004, subject to approval by the shareholders of Lynx and acceptance of the exchange by the shareholders of Solexa. The boards of directors of both Lynx and Solexa recommend this merger to their respective shareholders.

Seven Hills Partners LLC acted as exclusive financial advisor to Lynx in this transaction and rendered a fairness opinion to the Lynx board of directors.

Following the completion of the merger, the combined company will continue to operate in both countries. It will trade on the Nasdaq SmallCap Market under the ticker symbol “LYNX.” John West, currently chief executive officer of Solexa, will assume the chief executive position of the combined company. Other members of senior management of Lynx and Solexa will occupy key positions in the combined company. The board of directors will include Craig Taylor, currently Lynx chairman. It will also include Mr. West and four venture capital members of the current Solexa board. Solexa is currently backed by four leading venture capital firms that will retain their interest through shareholdings in the combined company and remain highly committed to the company. Dr. Hermann Hauser of venture investor Amadeus Capital Partners Ltd, said: “This merger represents an excellent strategic fit for both companies and will accelerate the commercialization of their genome analysis technologies.”

Under a separate agreement, Lynx has received from Solexa loan advances totaling $1.25 million, will receive an additional $500k triggered by signing of the merger agreement and is expected to receive a further $750k in October.

John West, Solexa’s chief executive officer, said, “This combination brings together the remarkably complementary strengths of the two companies. Solexa has extensive experience in single molecule sequencing and has cracked many of the chemical and enzymatic challenges that have kept others from commercializing it. Because of this, Solexa has inexpensively manufactured its proprietary enzymes, a key cost advantage for future sequencing systems. Additionally, Solexa brings advanced surface chemistry, nucleotide design and genome-level informatics. Lynx has a highly experienced commercial instrument development team and an instrument design already in its third generation. Lynx has manufactured dozens of these instruments and proven their robustness through round-the-clock operation in their service lab. We expect to leverage this proven instrument technology for our new molecular array approach. In addition, Lynx has a strategic asset in its service business. With 30 instruments operating in a proven LIMS environment, the company can rapidly assess the impact of design improvements in complex large-scale experiments. Furthermore, Lynx brings a number of valuable customer relationships, including a number of thought leaders in the research community, who we hope will be early adopters of our commercial instrument systems.”

Kevin Corcoran, Lynx’s president and chief executive officer, added, “While others are just now preparing to launch sequencing products based on beads in microfluidic chambers, Lynx has offered that type of technology as a service for several years. Now we are poised to make major cost and throughput improvements by moving from our well established bead-based systems to a molecular array-based system that will be much more amenable for commercial sale. The customers we work with on a service basis appreciate the quality of the data we produce, and have consistently offered to switch more of their work from conventional arrays if we could just improve our price position. With this combination, we can now leap forward, from beads to the molecular level, an approach that should provide significant cost savings. The beauty of the molecular array approach is that it requires no photolithography, no beads, no microfluidics and no chemical synthesis of huge oligo sets. The molecules themselves form the array structure and their sequences identify them. This change will let us export our technology to customer sites and should enable us to compete aggressively and profitably for the mainstream market.”

Earlier in 2004, the two companies jointly acquired intellectual property rights for DNA amplification on single molecule arrays. These amplified arrays are referred to as cluster technology. The combined company will be unique in its ability to market both cluster systems and single molecule systems.

Conference Call Information

An investor conference call has been scheduled for Wednesday, September 29 at 1:00 p.m. Pacific Time (4:00 p.m. Eastern Time) to discuss the subject of this press release. To participate in the live call via telephone, please call 877-815-7177 for domestic callers or 706-679-0753 for international callers. A telephone replay will be available for 48 hours following the conclusion of the call by dialing 800-642-1687 (domestic) or 706-645-9291 (international), and entering reservation code 1211866.

The live conference call will be available via the Internet by visiting www.solexa.com, or on the investor resources section of the Lynx Web site at www.lynxgen.com. A recording of the call will be available for 14 days following the completion of the call.

Where to Find Additional Information about the Transaction

Lynx plans to file a Registration Statement on SEC form S-4 in connection with the transaction, and Lynx expects to mail a Proxy Statement / Prospectus to stockholders of Lynx and shareholders of Solexa containing information about the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT / PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT / PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT LYNX, SOLEXA, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of these documents through the Web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement / Prospectus and these other documents may also be obtained from Lynx by directing a request through the Investor Resources section of Lynx’s site at www.lynxgen.com or by mail to Lynx Therapeutics, Inc., 25861 Industrial Blvd., Hayward, CA 94545, attention: Investor Relations, telephone: 510-670-9300.

In addition to the Registration statement and the Proxy Statement / Prospectus, Lynx files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Lynx at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Lynx’s filings with the Commission are also available to the public from commercial document retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

Interests of Certain Persons in the Transaction

Lynx will be soliciting proxies from Lynx’s stockholders in favor of the issuance of shares of Lynx’s common stock in the transaction. The directors and executive officers of Lynx and the director and executive officers of Solexa may be deemed to be participants in Lynx’s solicitation of proxies. Certain executive officers and directors of Lynx and certain executive officers and directors of Solexa have interests in the transaction that may differ from the interests of the Lynx stockholders and the Solexa shareholders generally. These interests will be described in the Proxy Statement / Prospectus when it becomes available.

About Solexa

Solexa, Ltd, a private company headquartered outside Cambridge, is developing systems for the comprehensive and economical analysis of individual genomes. The ability to read individual genomes quickly and economically will be a fundamental tool in the development of the biological and medical sciences in the 21st Century. Solexa’s ultimate goal is to develop systems capable of achieving the so called “$1,000 genome.” For more information, visit Solexa’s Web site at www.solexa.com. In an unrelated transaction recently, Solexa received an additional $14 million in venture capital financing, bringing its total to date to over $40 million.

About Lynx

Lynx is a leader in the development and application of novel genomic analysis solutions. Lynx’s MPSS(TM) instruments analyze millions of DNA molecules in parallel, enabling genome structure characterization at an unprecedented level of resolution. As applied to gene expression analysis, MPSS(TM) provides comprehensive and quantitative digital information important to modern systems biology research in the pharmaceutical, biotechnology and agricultural industries. For more information, visit Lynx’s Web site at www.lynxgen.com.

Forward-Looking Statements

This press release contains “forward-looking” statements, any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Words such as “believes,” “anticipates,” “plans,” “predicts,” “expects,” “envisions,” “hopes,” “estimates,” “intends,” “will,” “continue,” “may,” “potential,” “should,” “confident,” “could” and similar expressions are intended to identify forward-looking statements. The success of the transaction and future operating results of Lynx may differ materially from the results discussed or forecasted in the forward-looking statements due to factors that include, but are not limited to, risks associated with transaction, such as potential inability to realize the expected benefits and synergies of the transaction; risks related to future opportunities and plans for the combined company; potential difficulties in the assimilation of the operations, strategies, technologies and products of the acquired company; the risk of loss of key personnel and the risk of diversion of management attention from other business concerns; and general business risks, including, among others, risks detailed from time to time in Lynx’s SEC reports, including its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and Annual Report on Form 10-K for the year ended December 31, 2003, as amended. Lynx does not undertake any obligation to update forward-looking statements.

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